Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the meeting of the Board of Directors
2.	Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (06/2016)

Date, Time and Location:

August 2, 2016, at 6 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned, including participations through conference call.

Decisions:

1.	The members of the Board of Directors approved the proposal submitted by the Executive Officers of a joint venture to produce and market lubricants and related products between Ipiranga Produtos de Petróleo S.A. (“IPP”), wholly-owned subsidiary of the Company, Chevron Amazonas LLC., Chevron Latin America Marketing LLC., and Chevron Brasil Lubrificantes Ltda. (“CBLL”) (together with Chevron Amazonas LLC. and Chevron Latin America Marketing LLC., denominated “Chevron Companies”).

(Minutes of the Meeting of the Board of Directors Ultrapar Participações S.A., held on August 2, 2016)

2.	The members of the Board of Directors also approved the execution of a joint venture agreement in the lubricant business (“Agreement”) between IPP and the Chevron Companies, as well as the procedures established therein, and, also, the principles set in the Agreement for CBLL’s shareholders agreement which will be signed by IPP at the closing of the transaction.

3.	The Company’s Executive Officers are hereby authorized to undertake any necessary acts and execute all documents related to the closing of the transaction, as well as the conclusion and implementation of the association hereby approved, as well as undertake other acts or execute other documents deemed necessary for the purposes set forth herein.

Observation: The deliberations were approved, with no amendments or qualifications, by all the members of the Board of Directors present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all members of the Board present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001-39 NIRE 35.300.109.724 MARKET ANNOUNCEMENT

ULTRAPAR, THROUGH ITS SUBSIDIARY IPIRANGA, ENTERS INTO A JOINT VENTURE AGREEMENT WITH CHEVRON TO CREATE A NEW COMPANY IN THE LUBRICANTS BUSINESS

São Paulo, Brazil, August 4, 2016 – Ultrapar Participações S.A. (“Ultrapar”) hereby announces that its subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) entered into a joint venture agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company (“JV”) in the lubricants business. Under this agreement, the JV will be formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. Ipiranga and Chevron will own 56% and 44%, respectively, of the JV’s capital.

The JV will combine two highly complementary and experienced companies in this business, aiming at value creation by sharing best practices and strengthening its position in the competitive Brazilian lubricants market. The combination of the two businesses increases the capillarity of the sales channels in Brazil through Ipiranga’s network of 7,241 service stations, 1,473 of which with Jet Oil (Ipiranga’s specialized car care services), as well as through Ipiranga’s and Chevron’s lubricant distributors network. The JV will market lubricants, greases, additives and coolants under Ipiranga and Chevron brands.

In 2015, Ipiranga sold 206 thousand cubic meters of lubricants, greases and fluids and recorded revenues of R$ 1.1 billion. In the same period, Chevron sold 145 thousand cubic meters of lubricants, greases and coolants in Brazil and recorded estimated revenues of R$ 0.9 billion.

This transaction is subject to approval of the competent regulatory authorities, notably the Brazilian antitrust regulation agency CADE (“Conselho Administrativo de Defesa Econômica”).

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 04, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the meeting of the Board of Directors and Market announcement)